August 8, 2011

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	STEC, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 22, 2011 (“Form 10-K”)

File No. 000-31623

Dear Mr. Krikorian:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to STEC, Inc. (“STEC”) dated July 25, 2011. The comment received was a follow up to STEC’s responses to the inquiries made by the staff on June 1, 2011 with respect to the above referenced 10-K filing. Set forth below in bold and italics are the comments in the Staff’s letter immediately followed by our response.

Form 10K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Net revenues, page 35

1.	We note your disclosures in your 10-K for the year ended December 31, 2010 and your 10-Q for the quarterly period ended March 31, 2011 that the inventory carryover in early 2010 related to sales made to your largest customer during the second half of 2009 negatively impacted your Flash-based product revenue for the first half of 2010. However, you have not quantified the impact of these sales. Therefore, the reader does not have the ability to understand how much of the change this accounted for, and whether there were other sources of change relating to sales of your Flash-based products. We also note that it appears that the inventory carryover in 2010 may impact the comparability of your 2011 and 2010 results for future interim periods in 2011. Tell us how your disclosures comply with the guidance in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Securities and Exchange Commission

August 8, 2011

In disclosing the changes in net revenues on page 35 of our Form 10-K for the year ended December 31, 2010 and on page 13 of our Form 10-Q for the quarterly period ended March 31, 2011, we considered Item 303(a)(3)(iii) of Regulation S-K and the guidance provided by Section III.D of SEC Release No. 33-6835 related to material changes in the results of operations. To the extent practicable, we quantified and described the primary factors and material events that collectively affected our net revenues (i.e. decrease in Flash-based product sales, decrease in the sale of excess and obsolete inventory and decrease in ZeusIOPS sales). We also noted that our 2010 sales were negatively impacted by an inventory carryover from 2009 sales made to our largest customer.

While the inventory carryover was important and noteworthy for the reader, we were unable to quantify the exact impact, since our largest customer does not provide us with their internal inventory reports. As a result, we did not and continue to not have clear visibility into this customer’s inventory balances and as a result, we were unable to ascertain the amount of our inventory held by this customer. Further, 2009 was the first year in which sales ramped-up to significant volumes with this customer and ranged from $7.6 million in the first quarter of 2009 to $65.7 million in the fourth quarter of 2009. Without a long, established sales history and visibility into the customer’s inventory balances, we did not have a reasonable basis to establish a run-rate sales level and to quantify the impact to 2010 net revenues from the inventory carryover.

As an alternative, we disclosed our customer sales concentrations on pages 6 and 11 of our Form 10-K for the year ended December 31, 2010 and on page 4 of our Form 10-Q for the quarterly period ended March 31, 2011 in order to illustrate the significant changes in revenues by our largest customers. In addition, for future filings, we will disclose the applicable period change in sales made to the customer impacted by the inventory carryover in the MD&A section of our Form 10-Qs and Form 10-Ks to the extent it is material to the explanation of the fluctuation in our net revenue numbers.

In regards to the comparability of our 2011 and 2010 results for future interim periods in 2011, we acknowledge that we have experienced volatility in our operating results, which can distort certain year-over-year comparisons. Accordingly, beginning with our Form 10-Q filing for the quarterly period ended June 30, 2011, we have added sequential quarter comparisons of our operating results for the first and second quarters of 2011. In addition, we have added to the MD&A section of this Form10-Q filing, a section on “Operating Results Volatility,” to further explain the relevant business factors that may cause volatility of our quarterly operating results. We believe this disclosure and the discussion of sequential 2011 quarterly results will provide additional details to further the reader’s understanding of the changes in our business and results of our operations given the year-over-year comparability issues associated with the impact of the customer inventory carryover on our 2010 results.

******

Securities and Exchange Commission

August 8, 2011

We appreciate the Staff’s feedback on our filing. If you have any further questions or comments, please do not hesitate to contact me at (949) 260-8202.

Sincerely,

STEC, Inc.

/s/ Raymond D. Cook
Raymond D. Cook
Chief Financial Officer

cc: Manouch Moshayedi, Chief Executive Officer and Chairman of the Board of Directors, STEC, Inc.

 Robert M. Saman, General Counsel, STEC, Inc.

 Alexander Marr, PricewaterhouseCoopers LLP

 Robyn Horrick, PricewaterhouseCoopers LLP